

July 2, 2010

Ms. Melissa Lopez, President
    and Chief Executive Officer
Vortec Electronics, Inc.
No. 16D, Jalan 6/5 Taman Komersial
Pandan Indah, Malaysia

Re: Vortec Electronics, Inc.
        Post-effective Amendment No. 1 to Registration Statement on Form S-1
        Filed on June 9, 2010
        File No.: 333-143975

Dear Ms. Lopez:

We have limited our review of the your filing to those issues we have addressed in our comments. In some of our comments, we may ask you provide us with information so we may better understand your disclosure.

Please response to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1. It appears that the prospectus has been in use for more than nine months after the effective date of the registration statement and that the audited financial statements contained therein are older than 16 months and that you have not sought to update the prospectus pursuant to Section 10(a)(3) of the Securities Act. Please advise us as to whether any offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

Pamela A. Long
Assistant Director

cc: David S. Jennings, Esq.
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